

EST. 1968

Lombardi's

AUTHENTIC ITALIAN

OLIO EXTRA VERGINE DI OLIVA

GARLIC



1000ML

1 LITER

THE STORY

GROWING UP IN THE BRONX LOUIS' PASSION FOR COOKING DEVELOPED AT A YOUNG AGE. SURROUNDED BY ITALIAN WOMEN, HE LEARNED THE TRADITIONS AND RECIPES PASSED DOWN FROM GENERATION TO GENERATION. LOUIS BELIEVES IT'S NOT JUST INGREDIENTS, BUT PASSION THAT MAKE A GREAT MEAL.

BUON APPETITO!



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